Exhibit 99.42

PRESS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES

APHRIA INC. ANNOUNCES $100 MILLION BOUGHT DEAL

Leamington, Ontario — December 13, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH) is pleased to announce that it has entered into an agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 7,272,740 Common Shares (the “Common Shares”) of the Company at a price of C$13.75 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Company of C$100,000,175 (the “Offering”).

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,090,911 Common Shares at the Offering Price, exercisable in whole or in part at any time for a period ending 30 days from the closing of the Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be C$115,000,201.

The Company intends to use the net proceeds from the Offering to finance the construction of additional cannabis production facilities globally in both foreign and Canadian jurisdictions where cannabis is legally permitted as well evaluating strategic acquisitions and investments and other industry related transactions, and for general corporate purposes.

The Common Shares will be offered by way of a short form prospectus to be filed in each of the provinces of Canada, other than the Province of Quebec, by way of a private placement in the United States, and in those jurisdictions outside of Canada and the United States which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The Offering is expected to close on or about January 9, 2018 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Exchange (the “Exchange”).

In connection with the Offering, Delavaco Group has been appointed as a special advisor to the Company.

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.Aphria.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of marijuana and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information please contact:

Vic Neufeld

President and CEO

Aphria Inc.

1-844-427-4742